March 21, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Services

Re:	Highland Funds I (the “Registrant”)
Post-Effective Amendment No. 40 to Registration Statement on Form N-1A
(File Nos. 333-132400 and 811-21866)

Ladies and Gentlemen:

Pursuant to Rules 472 and 485(a) promulgated under the Securities Act of 1933, as amended, following please find for filing on behalf of the above-referenced Registrant, Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 43 under the Investment Company Act of 1940, as amended to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed under paragraph (a)(2) of Rule 485 for the purpose of adding one additional series to the Registrant, namely, the Highland Unconstrained Income Opportunities Fund. Accordingly, it is anticipated that the Amendment will be effective 75 days after filing.

The cover of the Prospectus and the Statement of Additional Information includes the disclosure pursuant to Rule 481(2) under the 1933 Act (“red herring” legend).

If you should have any questions relating to the filing, please do not hesitate to contact me at (617) 662-3969.

Very truly yours,

/s/  Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

Enclosures

cc:	Ethan Powell, Highland Capital Management Fund Advisors, L.P.
Brian Mitts, Highland Capital Management Fund Advisors, L.P.